UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, January 8, 2014

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

            Re:      Material Fact.

Argentine National Planning, Public Investment and Services Ministry Resolution 3/2014 and National Electricity Regulator (ENRE) Resolution 1/2014.

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“the Company”) in compliance with applicable laws and regulations, in order to inform you that yesterday Resolution 3/2014 passed by Argentine National Planning, Public Investment and Services Ministry was published in the Official Gazette, providing that any investments to be made with funds deriving from the “Fondo para Obras de Consolidación y Expansión de Distribución Eléctrica (FOCEDE)” (Fund for Consolidation and Expansion Works of Electricity Distribution) created by ENRE Resolution No. 347/2012, will now be authorized by the Performance Coordination and Control Undersecretariat of the Argentine National Planning, Public Investment and Services Ministry, which will provide any necessary instructions to the Trust Execution Committee created by said resolution and to EDENOR, in its capacity as Trustor of said Trust, in connection with the performance and completion of works and investments under the FOCEDE.

On the same date, Resolution 1/2014 passed by the Ente Nacional Regulador de la Electricidad (National Electricity Regulator) was also published in the Official Gazette, imposing on the Company, notwithstanding users’ right to file any claims they may deem proper under any other ground, (i) payment of compensation to each Residential Tariff 1 user, based on the following scheme:

  AR$490 to users with power outage since 12/16/12 lasting for more than 12 to 24 uninterrupted hours, inclusive.
  AR$760 to users with power outage lasting for more than 24 up to 48 uninterrupted hours, inclusive.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Avda. del Libertador 6363 – Piso 12 – Buenos Aires, 1428 – Argentina – Tel.: 4346-5507 – Fax: 4346-5327

  AR$870 to users with power outage lasting for more than 48 uninterrupted hours, inclusive; and

(ii) A 100% increase in compensation to users who suffered power outage in 2010 and 2012.

The Company is analyzing the impact of said Resolutions, as well as any available legal actions it may pursue.

Best regards,

_____________________

Carlos D. Ariosa

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Avda. del Libertador 6363 – Piso 12 – Buenos Aires, 1428 – Argentina – Tel.: 4346-5507 – Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: January 10, 2014